

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
Shelly Reynolds
Vice President, Worldwide Controller, and
Principal Accounting Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

> **Re:** **Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed January 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed April 27, 2011**
> **File No. 0-22513**

Dear Ms. Reynolds:

We have reviewed your response dated June 22, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 41

Note 10 – Segment Information, page 64

1.  We reviewed your response to comment eight in our letter dated May 31, 2011. Please tell us the significance of Kindle e-reader revenues and gross profit to your financial results. Please also tell us why Kindle e-reader is similar to other products included in the electronics and other general merchandise group and should not be separately

Shelly Reynolds
Amazon.com, Inc.
July 12, 2011
Page 2

disclosed.  Finally, pursuant to ASC 280-10-50-40 please disclose revenues from external customers for each product and service or each group of similar products and services or disclose that providing this information is impracticable.

Item 15.  Exhibits, Financial Statement Schedules, page 70

2.  We reviewed your response to comment nine in our letter dated May 31, 2011.  Please tell us the significance of the activity in the accounts receivable and sales return and commission allowances as compared to income from operations and/or income before income taxes for each year presented.

Form 10-Q for Quarterly Period Ended March 31, 2011

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

Note 3 – Commitments and Contingencies, page 7
Legal Proceedings, page 8

3.  It appears that you cannot estimate reasonably possible losses or ranges of reasonably possible losses for any of these matters or the matters described under that same subheading in your 2010 Annual Report on Form 10-K.  Please provide us with an explanation of the procedures you undertake on a quarterly basis to attempt to develop reasonably possible losses or ranges of reasonably possible losses.  In addition, please tell us if the financial statement impact of the patent infringement case settled in April 2011 was material and if so, why the estimated reasonably possible loss or range of reasonably possible loss was not previously disclosed in light of the short time period between the settlement date and the issuance of your financial statements for the previous fiscal year.

Note 9 – Income Taxes, page 10

4.  Reference is made to the disclosures regarding Notices of Proposed Adjustment from the IRS for the 2005 and 2006 calendar years relating to transfer pricing with your foreign subsidiaries.  Please explain to us how you consider and historically considered transfer pricing when evaluating tax contingencies and the required tax contingency disclosures.  In doing so, please tell us when you received the Notices of Proposed Adjustment, the approximate time you learned of the IRS position on your transfer pricing, why your tax contingencies at December 31, 2009, December 31, 2010 and March 31, 2011 are significantly less than the approximate $1.5 billion potential federal income tax expense impact disclosed and how you have satisfied the disclosure requirements of ASC 740-10-50-15d.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief